KW
* 3/9/14

14046423

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 27 2014
Washington DC
404

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SEC FILE NUMBER
8-53512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 California Street Suite 2300
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Murphy 415.704.2470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

600 University St. Suite 1100 (Address) Seattle (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, John Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Probitas Funds Group, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GINA ANN JACKSON
COMM. #1982510
Notary Public - California
San Francisco County
My Comm. Expires June 18, 2016
NR01

Signature

COO/CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Probitas Funds Group, LLC

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

McGladrey

Assurance ■ Tax ■ Consulting

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of financial condition	2
Notes to financial statement	3-8

McGladrey

Independent Auditor's Report

To the Member
Probitas Funds Group, LLC
San Francisco, CA

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Probitas Funds Group, LLC (the Company) as of December 31, 2013, which is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Probitas Funds Group, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Seattle, WA
February 24, 2014

Probitas Funds Group, LLC

Statement of Financial Condition
December 31, 2013

Assets		
Cash and Cash Equivalents	$	5,131,293
Receivables, net of allowance for doubtful accounts of $0		8,097,254
Prepaid Expenses		220,955
Due From Affiliates		991,342
Furniture, Fixtures and Equipment, net		137,130
Long-Term Receivables, net of allowance for doubtful accounts of $0		2,217,265
Total assets	$	16,795,239
Liabilities and Member's Equity		
Accounts Payable and Accrued Expenses	$	1,773,250
Deferred Revenue		614,941
Total liabilities		2,388,191
Commitments, Contingencies and Guarantees (Note 8)		
Member's Equity		14,407,048
Total liabilities and member's equity	$	16,795,239

See Notes to Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Probitas Funds Group, LLC (the Company) was formed and organized in Delaware on July 25, 2001 as a limited liability company (LLC) and will continue into perpetuity. The Company was registered as an LLC in the state of California on August 27, 2001 and is based in San Francisco, California, with a second office in New York, New York. The Company's primary line of business is providing consulting and placement agent services regarding the private placement of securities in investment vehicles. The Company solicits investments from institutional and select private investors on behalf of the investment vehicles its clients manage.

On February 15, 2002, Probitas Funds Group, LLC became registered as a general securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) pursuant to Section 16c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority). The Company was granted a broker-dealer certificate by the California Department of Corporations on March 12, 2002. The Company is a single member LLC, wholly owned by Probitas Partners, LP (the Parent).

The Company conducts business throughout the United States and in several other countries. On May 29, 2008, the Company was exempted, subject to certain conditions, from the need for an Australian financial services license. The Company became registered in Japan as a Type 2 Financial Instruments Dealer on January 13, 2009, and is also registered as an international dealer in the provinces of Ontario, Alberta, Quebec and British Columbia, Canada.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts; promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer; and hold no funds or securities for, or owe no money or securities to, customers.

A summary of the Company's significant accounting policies is as follows:

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of a financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimates relate to the fair value of its investment assets. Actual values and results could differ from those estimates.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed insured limits. It is the opinion of management that the solvency of the referenced financial institutions is not of concern at this time.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Receivables: Receivables consist of billed and unbilled receivables. Receivables generally represent revenue recognized by the Company for placement and other services in accordance with the terms of the respective service agreements. Receivables are stated at unpaid balances, less an allowance for doubtful accounts. Interest on long-term receivables is recognized over the term of the receivable and is calculated using the simple-interest method on principal amounts outstanding based on the terms in the respective agreements.

The allowance for doubtful accounts is increased by charges to bad debt expense and decreased by charge-offs net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, risks related to the balance in question, specific adverse situations that may affect the client's ability to pay, and current economic conditions.

The Company considers a receivable uncollectible when, based on current information or other factors, it is probable that the Company will not collect the receivable balance and interest payments according to the client contract. Accounts are written off when management believes, after considering economic conditions, business conditions, the financial condition of the obligor and collection efforts, that the receivables and collection of interest is doubtful. At December 31, 2013, there was no allowance for doubtful accounts. Management believes that all accounts receivable are collectible as of December 31, 2013.

Furniture, fixtures and equipment: Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Software is recorded at cost and amortized on a straight-line basis over the estimated useful life of three years.

Investments: The Company had 22 investments in various investment partnerships in which it received interests either as a limited partner or as a special general partner. In all of these circumstances, the Company does not have the ability to exercise significant influence and has little or no voting power, and these interests are subject to substantial or complete restrictions on transfer. Further, no public market exists for these investments.

These investments were distributed to the Parent as of December 31, 2013. Refer to Note 4 for more information regarding the distribution.

Revenue recognition: The Company recognizes revenue from advisory services over the period in which the services are rendered and revenue from placement agent services when earned based on the terms of the client contract. When such revenues are denominated in foreign currency, they are converted to the U.S. dollar at the time of revenue recognition using the then-current exchange rate.

Income taxes: The Company is a single-member LLC whose parent is a multi-partner limited partnership taxed as a partnership for federal income tax purposes. The Company is a "disregarded entity" for tax purposes and its income is included in the Parent's partnership return; therefore, no provision for income taxes is required. FASB Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions. The Company is no longer subject to examination by United States federal, state or local taxing authorities for tax years before 2010.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Recently adopted accounting pronouncement: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The FASB issued additional clarification to specify that the guidance applies only to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria of the ASC or subject to a master netting arrangement or similar agreement. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this guidance did not have a material impact on our financial position or results of operations.

Foreign currency transactions: Foreign currency transactions are transactions denominated in a currency other than the Company's functional currency, the U.S. dollar. Periodically and at year-end, the Company remeasures the recorded balances related to foreign-currency transactions using the current exchange rate.

Guarantees: The Company recognizes guarantees in accordance with Accounting Standards Update 460, *Guarantees* (FASB Interpretation No. 45). According to this guidance, the Company is not required to book a liability for guarantees of a parent company's debt to a third party. Other required disclosures about such arrangements are made in Note 8.

Note 2. Furniture, Fixtures and Equipment

Furniture and fixtures	$	316,155
Software		346,084
Equipment		139,210
Leasehold improvements		99,431
		900,880
Accumulated depreciation and amortization		(763,750)
	$	137,130

Note 3. Fair Value of Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 3. Fair Value of Measurements (Continued)

- Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

A description of the valuation techniques applied to the Company's investments measured on a recurring basis follows:

Investments: The Company had 22 investments in various investment partnerships in which it receives interests either as a limited partner or as a special general partner. In all of these circumstances, the Company did not have the ability to exercise significant influence and has little or no voting power, and these interests were subject to substantial or complete restrictions on transfer. Further, no public market exists for these investments.

Investments in investment partnerships are valued at fair value based on the applicable percentage ownership of the net assets of each of the partnerships as of the measurement date, with consideration given to the effects of various terms and features of each investment and the significance of any transactions in the ownership interests of the investments. As a practical expedient, investments in investment partnerships are valued at the reported net asset value (NAV) based on observable data such as ongoing redemption and/or subscription activity. In these cases, the NAV is considered a Level 2 input. However, the Company adjusts the NAV for significant market events between the date of the calculation of NAV and the Company's reporting date, including applying liquidity and control discounts ranging from 15 percent to 35 percent, resulting in the investment being classified in Level 3.

All investment activity through the distribution date was recorded by the Company, which includes contributions and distributions. Distributions of cash or in-kind from an investment partnership, when specifically identified as income, are recorded accordingly as investment income; otherwise, they are recorded as a return on capital, which serves to reduce the cost basis of the investment. Distributions received in excess of the cost basis are recorded as realized gains. Distributions are recorded when they are received from the vehicle in which the investment was made.

The Company had no assets measured at fair value as of December 31, 2013.

Note 3. Fair Value of Measurements (Continued)

The table below summarizes activity for the year ended December 31, 2013 due to changes in fair value, including unrealized gains and losses, recorded in earnings for Level 3 assets during 2013:

December 31, 2012	$ 2,160,726
Change in unrealized appreciation on investments	919,576
Contributions	256,165
Distributions	(318,916)
Distribution to Parent	(3,017,551)
December 31, 2013	$ -

There were no transfers among Levels 1, 2 and 3 during the year.

Note 4. Related-Party Transactions

The Company maintains agreements to pay monthly management fees with both its Parent and Probitas Hong Kong Limited, a related party through common ownership of the Parent. The Company also maintains an agreement with PFG-UK, Ltd and Probitas Funds Management UK LLP (PFM), a related party through PFG-UK, Ltd, which is under common ownership of the Parent, pursuant to which PFG-UK, Ltd, PFM and the Company agree to share revenues earned from common clients. Any shared revenues from these related parties are received by the Parent and later transferred to the Company, resulting in a receivable between the two parties.

As of December 31, 2013, the Company was owed $991,342 from the Parent as a result of the monthly management fees being netted against the shared revenues noted above.

The Company distributed its investments in various investment partnerships to its Parent on December 31, 2013. Transfer agreements were prepared in accordance with the various investment partnerships' governing documents. The investments were adjusted to fair market value as of December 31, 2013. The total value of the investments was $3,017,551.

Note 5. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow advances to affiliates, the withdrawal of equity capital or payment of dividends if such payment would result in aggregate indebtedness greater than 10 times net capital or if net capital would fail to be at least 120 percent of the minimum required net capital.

At December 31, 2013, the Company had net capital of $2,743,102, which was $2,583,889 in excess of its required net capital of $159,213. The Company's ratio of aggregate indebtedness to net capital was 0.87 to 1.

Advances to affiliates, distributions and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and various exchanges the Company is associated with.

Note 6. Concentrations of Credit Risk

The Company holds contract receivables from obligors that are private equity investment funds. In the event one or more of these funds do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the financial strength of both the funds and its underlying investors, which are typically required to contribute capital to these funds over a period of several years. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty, as well as the exposure to each counterparty.

Note 7. Long-Term Receivables

Long-term receivables from customers of $2,217,265 consist of seven installment agreements with effective interest rates ranging from 0 percent to 6.0 percent. Payments are collectible through September 2016.

Note 8. Guarantees and Indemnifications

The Company guaranteed a term loan for the benefit of the Parent. The Company would be obliged to perform under this guarantee if the Parent failed to pay principal and interest payments to the lender when due. The initial term loan totaled $1,800,000 and was payable in 60 equal installments of $30,000, plus accrued interest. The loan accrued interest at the rate of prime plus 0.75 percent. The final payment was made in August 2013.

In addition, the Company has pledged its contract receivables and all other assets, except cash, as security for a $10,000,000 line of credit held by the Parent. In accordance with the agreements, in order to have access to the line of credit, the Company is required to maintain minimum net income each quarter, as defined in the agreement. The Company obtained a written waiver from the bank for the quarter ended September 30, 2013 since it did not meet this requirement at that time.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 24, 2014, the date this financial statement was issued. Subsequent to year-end, distributions totaling $350,000 were paid to the Parent.